Exhibit 1

AudioCodes Press Release

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 roger.chuchen@audiocodes.com

AudioCodes Reports Fourth Quarter and Full Year 2023 Results and Declares Semi-Annual Dividend of 18 cents per share

Lod, Israel – February 6, 2024 - AudioCodes (NASDAQ: AUDC) Press Release

Fourth Quarter and Full Year 2023 Highlights

•	Quarterly revenues increased by 3.2% sequentially to $63.6 million; full year 2023 revenues decreased by 11.2% to $244.4 million.

•	Quarterly Service revenues of $30.9 million accounted for 48.6% of revenues; full year 2023 service revenues increased by 8.7% to $120.4 million.

•	GAAP results:

o	Quarterly GAAP gross margin was 66.7% compared to 66.5% in the prior quarter;

o	Quarterly GAAP operating margin was 11.4% compared to 9.4% in the prior quarter;

o	Quarterly GAAP net income was $3.7 million, or $0.12 per diluted share compared to $4.3 million, or $0.14 per diluted share, in the prior quarter;

o	Full 2023 year GAAP net income was $8.8 million, or $0.28 per diluted share.

•	Non-GAAP results:

o	Quarterly Non-GAAP gross margin was 67.6% compared to 67.3% in the prior quarter;

o	Quarterly Non-GAAP operating margin was 16.9% compared to 15.5% in the prior quarter;

o	Quarterly Non-GAAP net income was $8.9 million, or $0.28 per diluted share compared to $8.3 million, or $0.25 per diluted share in the prior quarter;

o	Full 2023 year Non-GAAP net income was $25.0 million, or $0.77 per diluted share.

•	Net cash provided by operating activities was $9.3 million for the quarter and $14.9 million for the full year.

•	AudioCodes repurchased 595,583 of its ordinary shares during the quarter at an aggregate cost of $6.3 million.

AudioCodes Reports Fourth Quarter and Full Year 2023 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes (NASDAQ: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the fourth quarter and full year period ended December 31, 2023.

Revenues for the fourth quarter of 2023 were $63.6 million compared to $61.6 million for the third quarter of 2023. Revenues were $244.4 million in 2023 compared to $275.1 million in 2022.

Net income was $3.7 million, or $0.12 per diluted share, for the fourth quarter of 2023 compared to $4.3 million, or $0.14 per diluted share, for the third quarter of 2023. Net income was $8.8 million, or $0.28 per diluted share, in 2023 compared to $28.5 million, or $0.88 per diluted share, in 2022.

On a Non-GAAP basis, net income was $8.9 million, or $0.28 per diluted share, for the fourth quarter of 2023 compared to $8.3 million, or $0.25 per diluted share, for the third quarter of 2023. Non-GAAP net income was $25.0 million, or $0.77 per diluted share, in 2023 compared to $45 million, or $1.35 per diluted share, in 2022.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) other income related to a payment made by the landlord to AudioCodes Inc., a subsidiary of the Company, in connection with the termination of a lease agreement for its offices in New Jersey; (v) financial income related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; (vi) non-cash deferred tax expenses (income); and (vii) non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $9.3 million for the fourth quarter of 2023 and $14.9 million for 2023.

Cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments were $106.7 million as of December 31, 2023 compared to $124.3 million as of December 31, 2022. The decrease in cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during each of the first and third quarters of 2023.

AudioCodes Reports Fourth Quarter and Full Year 2023 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 2 of 10

AudioCodes Press Release

“I am pleased to report solid fourth quarter 2023 results with strength across the strategic areas of our business,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

We continued to perform well in the enterprise space with business reaching roughly 90% for the fourth quarter and the full year. Microsoft-related business in the quarter grew 5% year-over-year, within which Teams grew 10% year-over-year.  Full year Microsoft increased 7% year over year while Teams related business grew 13% year over year. We experienced continued strong momentum of our AudioCodes Live managed services, with ARR growing 50% year-over-year ending the quarter at $48 million, consistent with our expectations.

Importantly, our customer experience (CX) and conversational AI (CAI) operations have clearly emerged as a second major growth pillar in our business. CX growth accelerated in the fourth quarter to over 40% year-over -year and to 19% for the full year. Conversational AI bookings grew over 50% for the quarter and the full year. Leading the growth in the CX and CAI markets has been Voca CIC, our Azure-native CCaaS solution for the Teams ecosystem, having won two large opportunities in North America. We have also seen solid growth with Meeting Insights, our enterprise grade solution for the meeting space.

On the operations side, I am glad to report solid progress in non-GAAP gross margin, which has recovered from early 2023 to reach 67.6%. Coupled with disciplined expense management, non-GAAP operating margin reached 16.9% in the quarter. With continued focus on shifting our business model into subscription and recurring sales, and the shift to higher margin cloud software solutions, we are making significant progress in our transformation to becoming a software and services company. With increased focus and investments in technologies and services for the UCaaS, CX and Conversational AI markets backed by strong Live bookings mainly in Teams, Live CX, and Voca CIC, we believe we are on the right path to execute on our plan to achieve revenue growth and drive improved profitability in 2024,” concluded Mr. Adlersberg.

AudioCodes Reports Fourth Quarter and Full Year 2023 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 3 of 10

AudioCodes Press Release

Share Buy Back Program

During the quarter ended December 31, 2023, the Company acquired 595,583 of its ordinary shares under its share repurchase program for a total consideration of $6.3 million.

In December 2023, the Company received court approval in Israel to purchase up to an aggregate amount of $20 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through June 18, 2024.

As of December 31, 2023, the Company had $19.2 million available under the approval for the repurchase of shares and/or declaration of cash dividends.

Cash Dividend

AudioCodes also announced today that the Company’s Board of Directors has declared a cash dividend in the amount of 18 cents per share. The aggregate amount of the dividend is approximately $5.5 million. The dividend is payable on March 6, 2024, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on February 20, 2024.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital, the withholding rate is 30%.

The dividend will be paid in U.S. dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange. The amount and timing of any other dividends will be determined by the Board.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's fourth quarter and full year of 2023 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one of the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

AudioCodes Reports Fourth Quarter and Full Year 2023 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 4 of 10

AudioCodes Press Release

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; the effects of the current terrorist attacks by Hamas in Israel, and the war and hostilities between Israel and Hamas, and Israel and Hezbollah as well as the possibility that this could develop into a broader regional conflict involving Israel with other parties, may affect our operations and may limit our ability to produce and sell our solutions; any disruption in our operations by the obligations of our personnel to perform military service as a result of current or future military actions involving Israel; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2024 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports Fourth Quarter and Full Year 2023 Results and Declares Semi-Annual Dividend of 18 cents per share	Page 5 of 10

AudioCodes Press Release

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,546	$24,535
Short-term and restricted bank deposits	212	5,210
Short-term marketable securities	7,438	2,120
Short-term financial investments	-	15,258
Trade receivables, net	51,125	56,424
Other receivables and prepaid expenses	9,381	10,006
Inventories	43,959	36,377
Total current assets	142,661	149,930

LONG-TERM ASSETS:
Long-term Trade receivables	$16,798	$13,099
Long-term marketable securities	65,732	75,946
Long-term financial investments	2,730	1,242
Deferred tax assets	6,208	9,073
Operating lease right-of-use assets	36,712	13,517
Severance pay funds	17,202	17,933
Total long-term assets	145,382	130,810

PROPERTY AND EQUIPMENT, NET	10,893	3,965

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,581	39,126

Total assets	$337,517	$323,831

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	7,556	11,338
Other payables and accrued expenses	29,943	38,316
Deferred revenues	38,820	36,634
Short-term operating lease liabilities	7,878	8,169
Total current liabilities	84,197	94,457

LONG-TERM LIABILITIES:
Accrued severance pay	$16,662	$17,755
Deferred revenues and other liabilities	17,142	16,308
Long-term operating lease liabilities	31,404	5,551
Total long-term liabilities	65,208	39,614

Total shareholders’ equity	188,112	189,760
Total liabilities and shareholders' equity	$337,517	$323,831

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$123,991	$164,302	$32,692	$42,017
Services	120,392	110,791	30,867	28,639
Total Revenues	244,383	275,093	63,559	70,656
Cost of revenues:
Products	47,964	63,686	11,396	15,835
Services	38,070	32,629	9,771	8,663
Total Cost of revenues	86,034	96,315	21,167	24,498
Gross profit	158,349	178,778	42,392	46,158
Operating expenses:
Research and development, net	57,169	59,842	13,806	15,090
Selling and marketing	70,243	70,123	17,496	18,088
General and administrative	16,513	17,494	3,856	4,644
Total operating expenses	143,925	147,459	35,158	37,822
Operating income	14,424	31,319	7,234	8,336
Financial income (loss), net	(52)	2,864	(1,740)	669
Income before taxes on income	14,372	34,183	5,494	9,005
Taxes on income, net	(5,592)	(5,717)	(1,839)	(1,456)
Net income	$8,780	$28,466	$3,655	$7,549
Basic net earnings per share	$0.28	$0.89	$0.12	$0.24
Diluted net earnings per share	$0.28	$0.88	$0.12	$0.23
Weighted average number of shares used in computing basic net earnings per share (in thousands)	31,401	31,849	30,678	31,642
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	31,579	32,500	30,893	32,145

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Audited)	(Unaudited)
GAAP net income	$8,780	$28,466	$3,655	$7,549
GAAP net earnings per share	$0.28	$0.88	$0.12	$0.23
Cost of revenues:
Share-based compensation (1)	388	425	84	125
Amortization expenses (2)	501	760	122	190
Lease expenses (7)	685	-	363	-
	1,574	1,185	569	315
Research and development, net:
Share-based compensation (1)	2,685	3,481	595	839
Deferred payments expenses (3)	770	500	408	125
Lease expenses (7)	430	-	55	-
	3,885	3,981	1,058	964
Selling and marketing:
Share-based compensation (1)	4,297	6,032	917	1,338
Amortization expenses (2)	44	44	11	11
Deferred payments expenses (3)	86	500	46	125
Lease expenses (7)	430	-	55	-
	4,857	6,576	1,029	1,474
General and administrative:
Share-based compensation (1)	4,010	5,184	768	1,450
Other Income (4)	-	(1,093)	-	-
Lease expenses (7)	171	-	91	-
	4,181	4,091	859	1,450
Financial expenses:
Exchange rate differences (5)	205	(1,321)	1,442	(227)

Income taxes:
Deferred tax (6)	1,549	1,974	302	398
Non-GAAP net income	$25,031	$44,952	$8,914	$11,923
Non-GAAP diluted net earnings per share	$0.77	$1.35	$0.28	$0.36
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	32,637	33,359	31,937	33,088

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.

(2)	Amortization expenses related to intangible assets.

(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.

(4)	Other income related to a payment made to AudioCodes Inc. in connection with the termination of a lease agreement for its offices in New Jersey.

(5)	Financial expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

(6)	Non-cash deferred tax expenses.

(7)	Non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income	$8,780	$28,466	$3,655	$7,549
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,596	2,984	624	723
Amortization of marketable securities premiums and accretion of discounts, net	1,348	1,533	321	378
Increase (decrease) in accrued severance pay, net	(362)	(349)	131	(17)
Share-based compensation expenses	11,380	15,122	2,364	3,752
Decrease in deferred tax assets, net	1,437	1,780	273	356
Cash financial loss (income), net	(218)	(912)	179	(184)
Decrease in operating lease right-of-use assets	9,281	6,712	2,593	2,073
Increase (decrease) in operating lease liabilities	(6,914)	(9,582)	1,497	(324)
Decrease (increase (in trade receivables, net	1,600	(20,567)	(3,045)	(8,080)
Decrease (increase) in other receivables and prepaid expenses	625	(1,621)	(947)	(277)
Decrease (increase) in inventories	(7,791)	(12,653)	814	(4,605)
Increase (decrease) in trade payables	(3,782)	3,475	918	(1,164)
Increase (decrease) in other payables and accrued expenses	(6,233)	(4,077)	181	2,126
Increase (decrease) in deferred revenues	3,144	(2,030)	(279)	(1,883)
Net cash provided by operating activities	14,891	8,281	9,279	423
Cash flows from investing activities:
Investment in short-term deposits	-	(5,000)	-	(5)
Proceeds from short-term deposits	4,998	10	(10)	-
Proceeds from long-term deposits	-	94	-	-
Proceeds from redemption of marketable securities	3,084	1,123	-	-
Proceeds from redemption of financial investments	14,094	1,052	-	1,052
Purchase of financial investments	(81)	(16,615)	-	(405)
Proceeds from sale of marketable securities	3,846	2,250	-	2,250
Net cash paid in acquisition of subsidiary	-	(1,100)	-	(1,000)
Purchase of property and equipment	(5,965)	(1,487)	(664)	(336)
Net cash provided by (used in) investing activities	19,976	(19,673)	(674)	1,556

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(18,259)	(38,099)	(6,286)	(2,858)
Cash dividends paid to shareholders	(11,399)	(11,552)	-	-
Proceeds from issuance of shares upon exercise of options and warrants	802	1,055	548	522
Net cash used in financing activities	(28,856)	(48,596)	(5,738)	(2,336)

Net increase (decrease) in cash, cash equivalents, and restricted cash	6,011	(59,988)	2,867	(357)
Cash, cash equivalents and restricted cash at beginning of period	24,535	84,523	27,679	24,892
Cash, cash equivalents and restricted cash at end of period	$30,546	$24,535	$30,546	$24,535

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